UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
1 May 2025
Commission File number 001-35079
LLOYDS BANK plc
(Translation of registrant's name into English)
33 Old Broad Street
London
EC2N 1HZ
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1)
________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7)
________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File
No. 333-265452-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Page 1 of 8
FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities
Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank
Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds Bank Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’,
‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’,
‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the
Lloyds Bank Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets
(RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations;
the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-
downs; the Lloyds Bank Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the
Lloyds Bank Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Lloyds Bank
Group’s securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; risks associated with the Lloyds Bank Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Lloyds Bank Group or Lloyds Banking Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers;
conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Lloyds Bank Group’s or the Lloyds Banking Group’s
ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions;
inability to capture accurately the expected value from acquisitions; and assumptions and estimates that form the basis of the Lloyds Bank Group’s financial statements. A number of these influences and factors are beyond the
Lloyds Bank Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-
looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the
Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2025 and is being incorporated by reference into the
Registration Statement with File No. 333-265452-01.

Page 2 of 8
FINANCIAL REVIEW
Income statement
The Group’s profit before tax for the first three months of 2025 was £1,177 million, 26% lower than the same period in 2024. This was driven by higher operating expenses and a higher impairment charge. Profit after tax was
£881 million (three months to 31 March 2024: £1,159 million).
Total income for the first three months of 2025 was £4,371 million, broadly in line with the same period in 2024
(three months to 31 March 2024: £4,385 million). Net interest income of £3,244 million was up 4% on the prior year (three months to 31 March 2024: £3,127 million), driven by a higher margin and higher average interest-earning assets. Other income decreased by 10% to £1,127 million (three months to 31 March 2024: £1,258 million). The decrease in other income reflected improved performance in UK Motor Finance, with fleet growth and higher average vehicle rental values, which was more than offset by negative market volatility and a reduction in income from fellow Lloyds Banking Group undertakings.
Total operating expenses of £2,884 million were 6% higher than in the prior year. This reflects higher costs, combining inflationary pressures, timing of strategic investment including planned higher severance front-loaded into the first quarter of 2025 and business growth costs, partly offset by cost savings and continued cost discipline.
This is alongside higher operating lease depreciation, as a result of fleet growth, the depreciation of higher value vehicles and declines in used electric car prices over 2024.
No net remediation charge was recognised by the Group in the first three months of 2025 (three months to
31 March 2024: £25 million). There have been no further charges relating to motor finance commission arrangements. The Supreme Court heard the appeal of the Wrench, Johnson and Hopcraft decision in early April and has stated that it is likely to produce its judgment in July. The FCA has indicated that the decision will inform its next steps in the discretionary commission arrangements (DCA) review and that it will confirm within six weeks of the decision if it is proposing a redress scheme and if so, how it will take that forward. The FCA has also noted
that its next steps on non-DCA complaints will be informed by the decision.
The impairment charge was £310 million, up from £70 million in the three months to 31 March 2024. Asset quality remained resilient in the quarter. The charge included strong portfolio performance in Retail, more than offset by a higher charge in Commercial Banking, partly due to the non-recurrence of a release from loss rates used in the model in 2024. The charge also included a £100 million central adjustment to address downside risks to the base case related to the potential impact from US tariff policies announced at the start of April. These were becoming apparent around the balance sheet date and were determined to not be fully captured within the modelled divisional ECL allowances. This is partially offset by benefits to the MES from small increases to house price and wage growth expectations.

Page 3 of 8
FINANCIAL REVIEW (continued)
Balance sheet
Total assets were £5,143 million, or 1%, higher at £616,356 million at 31 March 2025 (31 December 2024:
£611,213 million).
Financial assets at amortised cost were £3,135 million higher at £508,032 million (31 December 2024:
£504,897 million) with increases in loans and advances to customers. This included growth of £4,807 million in UK mortgages and growth across UK Retail unsecured loans, credit cards, UK Motor Finance and the European retail business. Lending balances reduced in Commercial Banking as a result of repayments of government-backed lending. The growth in loans and advances to customers was partly offset by a £908 million reduction in reverse repurchase agreements, a £302 million reduction in loans and advances to banks and a £1,474 million reduction in debt securities.
Cash and balances at central banks decreased 1% to £42,000 million. Financial assets held at fair value through profit or loss increased by £733 million, due to increased reverse repurchase agreements. Derivative financial assets were £520 million lower at £3,715 million (31 December 2024: £4,235 million), driven by interest rate and currency movements in the period. Financial assets at fair value through other comprehensive income were stable in the period at £30,682 million. Other assets were £1,853 million higher, primarily reflecting increased settlement balances.
Total liabilities were £3,230 million higher at £574,696 million (31 December 2024: £571,466 million). Customer deposits of £456,574 million increased in the period by £4,780 million. Retail deposits increased by £2,637 million in the period, driven by net inflows to limited withdrawal and fixed term deposits alongside higher current account balances. Commercial Banking deposits were up in the quarter, aided by short term balances.
Other liabilities increased by £1,034 million reflecting increased settlement balances, while debt securities in issue decreased by £2,789 million, with higher levels of maturities in the period.
Total equity increased to £41,660 million at 31 March 2025 (31 December 2024: £39,747 million). The increase primarily reflected profit attributable to ordinary shareholders alongside unwind of the cash flow hedge reserve and issuance of an AT1 capital instrument in February 2025 to Lloyds Banking Group plc.
Capital
The Group’s common equity tier 1 (CET1) capital ratio reduced to 13.6% at 31 March 2025 from 13.7% at
31 December 2024. Profit for the first three months of the year was offset by the accrual for foreseeable ordinary dividends and an increase in risk-weighted assets.
The Group’s total capital ratio at 31 March 2025 remained at 19.9% (31 December 2024: 19.9%). The increase in
CET1 capital and the issuance of a new AT1 capital instrument were offset by the increase in risk-weighted assets and a reduction in tier 2 capital reflecting an instrument call and other movements.
Risk-weighted assets increased by £3,955 million to £190,951 million at 31 March 2025 from £186,996 million at
31 December 2024. This reflects the impact of lending growth, but also includes a temporary c.£2.5 billion increase primarily due to hedging activity that is expected to reverse by the third quarter. The growth in risk-weighted assets was partly offset by continued optimisation activity and other movements.
The Group’s UK leverage ratio increased to 5.5% at 31 March 2025 from 5.4% at 31 December 2024, reflecting an increase in the total tier 1 capital position, partially offset by an increase in the leverage exposure measure. The latter reflects increases across loans and advances and other assets, due in part to lending growth, partially offset by a reduction in the measure for securities financing transactions.

Page 4 of 8
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended 31 Mar 2025 £m	Three months ended 31 Mar 2024 £m

Net interest income	3,244	3,127
Other income	1,127	1,258
Total income	4,371	4,385
Operating expenses	(2,884)	(2,728)
Impairment	(310)	(70)
Profit before tax	1,177	1,587
Tax expense	(296)	(428)
Profit after tax	881	1,159

Profit attributable to ordinary shareholders	774	1,069
Profit attributable to other equity holders	98	86
Profit attributable to equity holders	872	1,155
Profit attributable to non-controlling interests	9	4
Profit after tax	881	1,159
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 Mar 2025 £m	At 31 Dec 2024 £m

Assets
Cash and balances at central banks	42,000	42,396
Financial assets at fair value through profit or loss	3,054	2,321
Derivative financial instruments	3,715	4,235
Financial assets at amortised cost	508,032	504,897
Financial assets at fair value through other comprehensive income	30,682	30,344
Other assets	28,873	27,020
Total assets	616,356	611,213
Liabilities
Deposits from banks	3,899	3,144
Customer deposits	456,574	451,794
Repurchase agreements	38,474	37,760
Due to fellow Lloyds Banking Group undertakings	3,981	4,049
Financial liabilities at fair value through profit or loss	4,538	4,630
Derivative financial instruments	5,327	5,787
Debt securities in issue at amortised cost	42,492	45,281
Other liabilities	12,844	11,810
Subordinated liabilities	6,567	7,211
Total liabilities	574,696	571,466
Total equity	41,660	39,747
Total equity and liabilities	616,356	611,213

Page 5 of 8
ADDITIONAL FINANCIAL INFORMATION
1.Basis of presentation
This release covers the results of Lloyds Bank plc together with its subsidiaries (the Group) for the three months ended 31 March 2025.
The Group’s Q1 2025 Interim Pillar 3 Disclosures can be found at: www.lloydsbankinggroup.com/investors/
financial-downloads.html.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2024 Annual Report on Form 20-F.
2.Loans and advances to customers and expected credit loss allowance

At 31 March 2025	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total
Loans and advances to customers
UK mortgages	275,816	31,912	4,137	6,016	317,881	10.0	1.3
Credit cards	13,875	2,327	261	–	16,463	14.1	1.6
UK unsecured loans and overdrafts	9,660	1,325	171	–	11,156	11.9	1.5
UK Motor Finance	14,197	2,491	131	–	16,819	14.8	0.8
Other	18,462	471	151	–	19,084	2.5	0.8
Retail	332,010	38,526	4,851	6,016	381,403	10.1	1.3
Business and Commercial Banking	25,778	2,946	1,160	–	29,884	9.9	3.9
Corporate and Institutional Banking	36,705	2,528	1,007	–	40,240	6.3	2.5
Commercial Banking	62,483	5,474	2,167	–	70,124	7.8	3.1
Other[1]	(414)	–	–	–	(414)
Total gross lending	394,079	44,000	7,018	6,016	451,113	9.8	1.6

Customer related ECL allowance (drawn and undrawn)
UK mortgages	52	245	322	179	798
Credit cards	199	308	130	–	637
UK unsecured loans and overdrafts	167	240	114	–	521
UK Motor Finance[2]	170	118	75	–	363
Other	14	14	38	–	66
Retail	602	925	679	179	2,385
Business and Commercial Banking	133	183	172	–	488
Corporate and Institutional Banking	108	149	323	–	580
Commercial Banking	241	332	495	–	1,068
Other[3]	50	50	–	–	100
Total	893	1,307	1,174	179	3,553

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %
UK mortgages	–	0.8	7.8	3.0	0.3
Credit cards	1.4	13.2	49.8	–	3.9
UK unsecured loans and overdrafts	1.7	18.1	66.7	–	4.7
UK Motor Finance	1.2	4.7	57.3	–	2.2
Other	0.1	3.0	25.2	–	0.3
Retail	0.2	2.4	14.0	3.0	0.6
Business and Commercial Banking	0.5	6.2	14.8	–	1.6
Corporate and Institutional Banking	0.3	5.9	32.1	–	1.4
Commercial Banking	0.4	6.1	22.8	–	1.5
Other			–	–
Total	0.2	3.0	16.7	3.0	0.8
1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £178 million relating to provisions against residual values of vehicles subject to finance leases.
3Other includes a £100 million central adjustment that has not been allocated to specific portfolios.

Page 6 of 8
ADDITIONAL FINANCIAL INFORMATION (continued)
3.UK economic assumptions
Base case and MES economic assumptions
The Group’s base case scenario is for a slow expansion in gross domestic product (GDP) and a modest rise in the unemployment rate alongside small gains in residential and commercial property prices. Inflationary pressures remain persistent, but gradual cuts in UK Bank Rate are expected to continue during 2025. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as of the first quarter of 2025. Actuals for this period, or restatements of past data, may have since emerged prior to publication and have not been included. The Group’s approach to generating alternative economic scenarios is set out in detail in note 19 to the financial statements for the year ended 31 December 2024, found in the Group’s
2024 Annual Report on Form 20-F.
The Group had included assumptions for expected tariffs and potential responses in its quarter-end base case conditioning assumptions prior to announcements at the start of April. Initial non-UK tariffs announced in the first few days of April and the immediate market response were larger than expected. Accordingly, the Group has adopted a £100 million central adjustment to reflect the potential ECL impact, informed by high level sensitivity to key UK economic metrics based on tariff scenarios. Subsequent developments through April were judged to relate to conditions after the balance sheet date and will be reflected in the second quarter reporting period.
UK economic assumptions – base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. GDP growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank
Rate are presented as at the end of each quarter.

At 31 March 2025	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%

Gross domestic product growth	0.2	0.2	0.3	0.3	0.4	0.4	0.4	0.4
Unemployment rate	4.6	4.7	4.8	4.8	4.8	4.8	4.8	4.8
House price growth	3.8	3.8	2.4	1.7	1.3	1.7	1.9	1.8
Commercial real estate price growth	2.6	2.8	2.7	1.3	0.9	0.7	0.8	1.1
UK Bank Rate	4.50	4.25	4.00	4.00	3.75	3.75	3.50	3.50
CPI inflation	2.8	3.6	3.6	3.5	3.0	2.8	2.6	2.7

Page 7 of 8
ADDITIONAL FINANCIAL INFORMATION (continued)
3.UK economic assumptions (continued)
UK economic assumptions – scenarios by year
Key annual assumptions made by the Group are shown below. GDP growth and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 31 March 2025	2025%	2026%	2027%	2028%	2029%	2025-2029 average %

Upside
Gross domestic product growth	1.3	2.2	1.6	1.5	1.4	1.6
Unemployment rate	4.1	3.2	3.1	3.1	3.2	3.3
House price growth	2.9	5.9	6.8	5.4	4.3	5.1
Commercial real estate price growth	6.1	5.7	2.6	1.0	0.4	3.2
UK Bank Rate	4.43	4.72	4.86	5.06	5.20	4.85
CPI inflation	3.3	2.8	2.8	3.1	3.0	3.0

Base case
Gross domestic product growth	0.8	1.4	1.6	1.6	1.5	1.3
Unemployment rate	4.7	4.8	4.6	4.5	4.5	4.6
House price growth	1.7	1.8	1.9	2.5	2.9	2.1
Commercial real estate price growth	1.3	1.1	1.2	0.6	0.3	0.9
UK Bank Rate	4.19	3.63	3.50	3.50	3.50	3.66
CPI inflation	3.4	2.8	2.5	2.5	2.4	2.7

Downside
Gross domestic product growth	(0.2)	(0.9)	0.9	1.5	1.5	0.6
Unemployment rate	5.6	7.4	7.6	7.3	7.0	7.0
House price growth	0.5	(3.4)	(6.7)	(4.2)	(1.1)	(3.0)
Commercial real estate price growth	(4.7)	(5.7)	(1.7)	(2.2)	(2.3)	(3.4)
UK Bank Rate	3.83	1.67	0.96	0.65	0.42	1.51
CPI inflation	3.4	2.8	2.0	1.5	1.0	2.1

Severe downside
Gross domestic product growth	(1.1)	(2.3)	0.7	1.4	1.5	0.0
Unemployment rate	6.8	10.0	10.2	9.7	9.3	9.2
House price growth	(0.6)	(8.4)	(13.8)	(9.6)	(5.0)	(7.6)
Commercial real estate price growth	(12.5)	(13.3)	(7.1)	(5.7)	(4.9)	(8.8)
UK Bank Rate – modelled	3.38	0.39	0.09	0.03	0.01	0.78
UK Bank Rate – adjusted[1]	4.25	2.94	2.80	2.76	2.75	3.10
CPI inflation – modelled	3.4	2.5	1.3	0.4	(0.2)	1.5
CPI inflation – adjusted[1]	3.8	3.8	3.2	2.7	2.4	3.2

Probability-weighted
Gross domestic product growth	0.5	0.6	1.3	1.5	1.5	1.1
Unemployment rate	5.0	5.6	5.6	5.4	5.4	5.4
House price growth	1.4	0.5	(0.8)	0.1	1.3	0.5
Commercial real estate price growth	(0.4)	(1.0)	(0.1)	(0.7)	(1.0)	(0.6)
UK Bank Rate – modelled	4.07	3.04	2.81	2.76	2.74	3.08
UK Bank Rate – adjusted[1]	4.16	3.30	3.08	3.04	3.01	3.32
CPI inflation – modelled	3.4	2.7	2.3	2.1	1.9	2.5
CPI inflation – adjusted[1]	3.4	2.9	2.5	2.4	2.2	2.7
1The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks to the
Group’s base case view in an economic environment where the risks of supply and demand shocks are seen as more balanced.

Page 8 of 8
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	1 May 2025